Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Ratification of Credit Rating

Hadera, Israel, October 5, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that Standard and Poor’s Maalot (S&P Maalot)- an Israeli securities rating company, ratified the Company's credit rating as ilA +/Stable, with no change from Company's current rating .

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il